Exhibit 99.9

PRESS RELEASE

Mozambique: The Consortium of EDF - TotalEnergies - Sumitomo
Corporation Selected to Develop a 1,500 MW Hydropower Project

Paris, 13 December 2023 – The consortium of EDF (40%), TotalEnergies (30%) and Sumitomo Corporation (30%) announces that it has been selected as strategic partner by the Government of Mozambique and entered into a joint development agreement for the development of the Mphanda Nkuwa hydropower project (MNK).

Located on the Zambezi River, 60 kilometers downstream from Cahora Bassa and 60 kilometers from Tete City, MNK is currently foreseen as a 1,500 MW run-of-river hydropower project, for which the consortium signed today:

- A joint development agreement with the Gabinete de Implementação do Projecto Hidroeléctrico de Mphanda Nkuwa (GMNK), Electricidade de Moçambique (EDM) and Hidroeléctrica de Cahora Bassa (HCB). EDM and HCB will own 30% of the project while the consortium will own 70% of it.

- A framework agreement with the Ministry of Mineral Resources and Energy (MIREME), paving the way for the future concession agreement.

Throughout the development of the MNK project, the consortium will leverage EDF’s extensive hydropower experience and reputable technical expertise, TotalEnergies’ know-how in developing large and complex integrated energy projects worldwide, especially in Africa, and Sumitomo’s global experiences in financing strategic IPP projects, including in Sub-Saharan Africa.

The MNK project would increase Mozambique’s available electricity production capacity by more than 50% and could power more than 3 million households in Mozambique and the surrounding region. It would help promoting economic and social growth in Southern Africa and make a significant contribution to the region’s energy transition by providing reliable, competitive, renewable electricity.

The next development step will consist in performing additional studies, which output will help defining the best options in terms of environmental and social impact while ensuring the technical and financial viability of the project. Supported by the African Development Bank and the World Bank through IFC (International Finance Corporation), the project will implement the highest international standards in environmental, social and governance criteria. In particular, the consortium will follow rigorously the required steps and methodology as well as work closely with all stakeholders prior to project implementation.

“TotalEnergies is delighted to be able to expand its presence in Mozambique beyond the Mozambique LNG project with a large investment in renewable energy, which will benefit to the people of Mozambique. It is a new example of TotalEnergies’s ability to implement its multi-energy strategy in oil & gas countries to support them in their energy transition”, said Mike Sangster, SVP Africa and Vincent Stoquart, SVP Renewables at TotalEnergies.

“We are looking forward to contributing to Mphanda Nkuwa project which is a great opportunity to bring our technical expertise in hydropower and our strong environmental and social commitment in favor of local communities and biodiversity. This project will significantly enhance the access to electricity in the region and is fully in line with EDF’s ambition to build a net zero energy future with electricity and innovative solutions that drive economic development”, said Béatrice Buffon EDF Group Senior Executive Vice-President, International Division.

“We are pleased to get involved the Mphanda Nkuwa Hydropower Project. This project will contribute to the increase of access to electricity around the regions as well as becoming a green energy hub in southern African countries. Sumitomo Corporation focuses on achieving carbon neutrality in 2050. In order to achieve this target and contribute to the realization of a sustainable society, Sumitomo Corporation will further endeavor to be part of renewable energy projects”, said Koichi Taniguchi, Corporate Officer, General Manager, Global Power Infrastructure Business Division.

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TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. At the end of 2023, TotalEnergies’ gross renewable electricity generation installed capacity was 22 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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